SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
CLEARWIRE CORPORATION
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)

18538Q 105
(CUSIP Number)
Broady R. Hodder
Senior Vice President and General Counsel
4400 Carillon Point
Kirkland, Washington 98033
(425) 216-7600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Person)
Copies To:

J. Sue Morgan
Perkins Coie LLP
1201 Third Avenue, Suite 4800
Seattle, Washington 98101-3099
(206) 359-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$11,904,172.90	$1,382.07

*	Estimated solely for purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of the issuer’s Class A Common Stock that may be eligible for exchange in the offer will be tendered pursuant to the offer. These options cover an aggregate of 4,957,053 shares of the issuer’s Class A Common Stock and have an aggregate value of $11,904,172.90 as of May 4, 2011, calculated using a Black-Scholes option pricing model based on a price per share of the issuer’s Class A Common Stock of $5.14, the average of the high and low prices of the issuer’s Class A Common Stock as reported on the NASDAQ Global Select Market on May 4, 2011.

**	The Amount of Filing Fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $116.10 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the Amount of Filing Fee and should not be used for any other purpose.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
Form of Registration No.:	Not Applicable	Date Filed:	Not Applicable
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1. SUMMARY TERM SHEET
ITEM 2. SUBJECT COMPANY INFORMATION
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON
ITEM 4. TERMS OF THE TRANSACTION
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY
ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED
ITEM 10. FINANCIAL STATEMENTS
ITEM 11. ADDITIONAL INFORMATION
ITEM 12. EXHIBITS
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3
SIGNATURE
EX-99.A.1.A
EX-99.A.1.B
EX-99.A.1.C
EX-99.A.1.D
EX-99.A.1.E
EX-99.A.1.F
EX-99.A.1.G
EX-99.A.1.H
EX-99.A.1.I
EX-99.D.4

ITEM 1. SUMMARY TERM SHEET.
The information set forth under Summary Term Sheet—Questions and Answers in the Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units, dated May 9, 2011 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.
ITEM 2. SUBJECT COMPANY INFORMATION.
(a)	Name and Address.

Clearwire Corporation, a Delaware corporation (the “Company” or “Clearwire”), is the issuer of the securities subject to the Offer to Exchange. The Company’s principal executive offices are located at 4400 Carillon Point, Kirkland, Washington 98033, and the telephone number at that address is (425) 216-7600.

(b)	Securities.

This Tender Offer Statement on Schedule TO relates to an offer by the Company to certain employees, subject to specified conditions, to exchange some or all of their outstanding options to purchase shares of the Company’s Class A common stock, par value $0.0001 per share (the “common stock”) for a lesser number of restricted stock units (the “Exchange Offer”). A stock option will be eligible for exchange and referred to herein as an “eligible option” if it has an exercise price per share greater than $7.00 under either the Company’s 2003 Stock Option Plan, the Company’s 2007 Stock Compensation Plan or the Company’s 2008 Stock Compensation Plan (the “2008 Plan,” and all three together, the “Plans”). Employees surrendering eligible options will receive in exchange restricted stock units (“RSUs”) to be granted under the 2008 Plan.

The Company is making the offer to all U.S. employees who hold eligible options and, as of the date the offer commences, are actively employed by the Company or one of its subsidiaries (excluding the members of the Company’s Board of Directors, former employees and non-U.S. employees). These employees are collectively referred to as the “eligible employees.” To remain eligible to surrender eligible options for exchange and receive RSUs, the eligible employees must be employed by the Company or one of its subsidiaries on the date the Exchange Offer commences and remain employed through the date the Exchange Offer expires. The eligible employees must also be eligible to participate in the 2008 Plan.

The actual number of shares of common stock subject to the options to be exchanged in the Exchange Offer will depend on the number of shares of common stock subject to eligible options surrendered by eligible employees and accepted for exchange. The Company is making the Exchange Offer upon the terms and subject to the conditions set forth in the Offer to Exchange and in the related accompanying Election Form, attached hereto as Exhibit (a)(1)(I).

The information set forth in the Offer to Exchange under Summary Term Sheet—Questions and Answers; Risk Factors; and The Exchange Offer: Section 1, Eligible Options; Eligible Employees; Expiration Date; Section 5, Acceptance of Eligible Options; Newly Issued RSUs; Section 7, Price Range of Our Common Stock; and Section 8, Source and Amount of Consideration; Terms of RSUs, is incorporated herein by reference.

(c)	Trading Market and Price.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 7, Price Range of Our Common Stock, is incorporated herein by reference.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
The information set forth under Item 2(a) above and in the Offer to Exchange under The Exchange Offer: Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options, is incorporated herein by reference. The Company is both the filing person and the issuer.
ITEM 4. TERMS OF THE TRANSACTION.
(a)	Material Terms.

The information set forth in the Offer to Exchange under Summary Term Sheet—Questions and Answers, and The Exchange Offer: Section 1, Eligible Options; Eligible Employees; Expiration Date; Section 3, Procedures for Surrendering Eligible Options; Section 4, Withdrawal Rights; Section 5, Acceptance of Eligible Options; Newly Issued RSUs; Section 6, Conditions of the Exchange Offer; Section 8, Source and Amount of Consideration; Terms of RSUs; Section 9, Information Concerning Clearwire; Financial Information; Section 12, Status of Eligible Options Acquired by the Company in the Exchange Offer; Accounting Consequences of the Exchange Offer; Section 13, Legal Matters; Regulatory Approvals; Section 14, Material U.S. Federal Income Tax Consequences; and Section 15, Extension of the Exchange Offer; Termination; Amendment, is incorporated herein by reference.

(b)	Purchases.

Executive officers who are not members of the Company’s Board of Directors are eligible to participate in the Exchange Offer on the same terms and conditions as all eligible employees. The information set forth in the Offer to Exchange under The Exchange Offer: Section 3, Procedures for Surrendering Eligible Options; and Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options, is incorporated herein by reference.
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under The Exchange Offer: Section 9, Information Concerning Clearwire; Financial Information; and Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options, is incorporated herein by reference. The Plans and the related form of RSU award agreement attached hereto as Exhibits (d)(1)—(d)(4) also contain information relating to the Company’s securities.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(a)	Purposes.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 2,

Purpose of the Exchange Offer, is incorporated herein by reference.

(b)	Use of Securities Acquired.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 5, Acceptance of Eligible Options; Newly Issued RSUs; and Section 12, Status of Eligible Options Acquired by the Company in the Exchange Offer; Accounting Consequences of the Exchange Offer, is incorporated herein by reference.

(c)	Plans.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options; and Section 11, Corporate Plans, Proposals and Negotiations, is incorporated herein by reference.
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(a)	Source of Funds.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 8, Source and Amount of Consideration; Terms of RSUs; and Section 16, Fees and Expenses, is incorporated herein by reference.

(b)	Conditions.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 6, Conditions of the Exchange Offer, is incorporated herein by reference.

(d)	Borrowed Funds.

Not applicable.
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
(a)	Securities Ownership.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options, is incorporated herein by reference.

(b)	Securities Transactions.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options, is incorporated herein by reference.
ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
Not applicable.

ITEM 10. FINANCIAL STATEMENTS.
(a)	Financial Information.

The information set forth in Item 8, Financial Statements and Supplementary Data, of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, Part I, Item 1, Financial Statements, of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, and the financial information contained in the Offer to Exchange under The Exchange Offer: Section 9, Information Concerning Clearwire; Financial Information; and Section 17, Additional Information, is incorporated herein by reference.

(b)	Pro Forma Information.

Not applicable.
ITEM 11. ADDITIONAL INFORMATION.
(a)	Agreements, Regulatory Requirements and Legal Proceedings.
(1)	The information set forth in the Offer to Exchange under Risk Factors and The Exchange Offer: Section 9, Information Concerning Clearwire; Financial Information; and Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options, is incorporated herein by reference.

(2)	The information set forth in the Offer to Exchange under The Exchange Offer: Section 13, Legal Matters; Regulatory Approvals, is incorporated herein by reference.

(3)	Not applicable.

(4)	Not applicable.

(5)	Not applicable.
(b)	Other Material Information.

Not applicable.
ITEM 12. EXHIBITS.

Exhibit No.	Document

(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units, dated May 9, 2011

(a)(1)(B)	Form of Announcement Email from Clearwire to All Eligible Employees, dated May 9, 2011, Announcing Commencement of the Exchange Offer

(a)(1)(C)	Frequently Asked Questions Regarding the Exchange Offer

(a)(1)(D)	Information Reminder About Pre-November 2008 Stock Option Grants

Exhibit No.	Document

(a)(1)(E)	Screenshots of the Option for RSU Exchange Program Website

(a)(1)(F)	Form of Expiration Reminder Communication to Eligible Employees

(a)(1)(G)	Form of Confirmation Message of Accepted or Declined Offer

(a)(1)(H)	Form of Final Confirmation Message

(a)(1)(I)	Election and Withdrawal Form

(a)(1)(J)	Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (filed with the Securities and Exchange Commission on February 22, 2011 (SEC File No. 001-34196) and incorporated herein by reference)

(a)(1)(K)	Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 (filed with the Securities and Exchange Commission on May 4, 2011 (SEC File No. 001-34196) and incorporated herein by reference)

(a)(1)(L)	Current Report on Form 8-K (filed with the Securities and Exchange Commission on May 4, 2011 (SEC File No. 001-34196) and incorporated herein by reference)

(a)(1)(M)	Current Report on Form 8-K (filed with the Securities and Exchange Commission on April 19, 2011 (SEC File No. 001-34196) and incorporated herein by reference)

(a)(1)(N)	Current Report on Form 8-K (filed with the Securities and Exchange Commission on April 19, 2011 (SEC File No. 001-34196) and incorporated herein by reference)

(a)(1)(P)	Current Report on Form 8-K (filed with the Securities and Exchange Commission on March 21, 2011 (SEC File No. 001-34196) and incorporated herein by reference)

(a)(1)(Q)	Current Report on Form 8-K (filed with the Securities and Exchange Commission on March 15, 2011 (SEC File No. 001-34196) and incorporated herein by reference)

(a)(1)(R)	Current Report on Form 8-K (filed with the Securities and Exchange Commission on March 10, 2011 (SEC File No. 001-34196) and incorporated herein by reference)

(b)	Not applicable

(d)(1)	Clearwire Corporation 2003 Stock Compensation Plan, as amended November 26, 2008 (filed as Exhibit 4.1 to the Company’s Registration Statement on Form S-8 originally filed with the Securities and Exchange Commission on December 2, 2008 (SEC File No. 333-155867) and incorporated herein by reference)

(d)(2)	Clearwire Corporation 2007 Stock Compensation Plan, as amended November 26, 2008 (filed as Exhibit 4.2 to Clearwire Corporation’s Registration Statement on Form S-8 originally filed with the Securities and Exchange Commission on December 2, 2008 (SEC File No. 333-155867) and incorporated herein by reference)

(d)(3)	Clearwire Corporation 2008 Stock Compensation Plan (filed as Exhibit 10.68 to Clearwire Corporation’s Registration Statement on Form S-4 originally filed with the Securities and Exchange Commission on August 22, 2008 (SEC File No. 333-153128) and incorporated herein by reference)

(d)(4)	Form of Restricted Stock Unit Grant Notice for Restricted Stock Unit Grants under the 2008 Stock Compensation Plan

(d)(5)	Transaction Agreement and Plan of Merger dated May 7, 2008, among Clearwire Corporation, Sprint Nextel Corporation, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Google Inc. and Intel Corporation (incorporated herein by reference to Exhibit 2.1 to Clearwire Corporation’s Registration Statement on Form S-4 originally filed August 22, 2008)

Exhibit No.	Document

(d)(6)	Amendment No. 1 to the Transaction Agreement and Plan of Merger, dated November 21, 2008, as amended, among Clearwire Corporation, Sprint Nextel Corporation, Intel Corporation, Google Inc., Comcast Corporation, Time Warner Cable Inc. and Bright House Networks, LLC (incorporated herein by reference to Exhibit 2.1 to Clearwire Corporation’s Form 8-K filed December 1, 2008)

(d)(7)	Equityholders’ Agreement, dated November 28, 2008, among Clearwire Corporation, Sprint HoldCo, LLC, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2009A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc., Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Google Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, BHN Spectrum Investments, LLC (incorporated herein by reference to Exhibit 4.1 to Clearwire Corporation’s Form 8-K filed December 1, 2008)

(d)(8)	Amendment to Equityholders’ Agreement, dated as of December 8, 2010, by and among Clearwire Corporation, Sprint Holdco, LLC, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc. and Comcast Corporation (Incorporated herein by reference to Exhibit 4.11 to Clearwire Corporation’s Form 8-K filed December 13, 2010).

(g)	Not applicable

(h)	Not applicable
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
     Not applicable.
SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CLEARWIRE CORPORATION
By:	/s/ Hope F. Cochran
Name:	Hope F. Cochran
Title:	Chief Financial Officer

     Date: May 9, 2011